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Exhibit 11(b)


                       ADMINISTRATIVE SERVICES AGREEMENT


This Administrative Services Agreement ("Agreement") is entered into by and between Continental Assurance Company ("CAC"), an Illinois domiciled life insurance company with its home office in Chicago, Illinois and CNA Trust Company ("Trust Co."), a California corporation with its home office in Costa Mesa, California.

                                  1. RECITALS

1.1 CAC issues insurance policies and annuity contracts that provide various forms of insurance and retirement benefits. In particular, it has issued its Group Annuity Contracts Numbers GP261-A1, GP261-A2, GP26100-A, and GP26100-C ("Contracts") to the Joint Retirement Board for Conservative Judaism, Amutah ("Jt. Board"), for which contracts CAC has performed and provided various policyholder services to the Jt. Board, and certificate holders under the Contracts.

1.2 Trust Co. administers retirement plans, and in connection therewith performs and provides various services.

1.3 Jt. Board has designated Trust Co. as its recordkeeper and custodian in connection with plans and contracts it has to provide retirement and other benefits to its members.

1.4 The parties mutually desire that Trust Co. perform, in accordance with the terms and conditions of this Agreement, certain administrative services on behalf of CAC with respect to the Jt. Board's Contracts, and accordingly the parties have entered into this Agreement.

                            2. General Requirements

2.1 AUTHORIZATION. Trust Co., subject to the terms and conditions of this Agreement, is authorized to provide, on CAC's behalf, the Administrative Services ("Services") set forth in Section 3 with respect to the Contracts.

2.2 SERVICE LEVELS. Trust Co. shall devote whatever time and effort is necessary to faithfully and diligently carry out the terms of this Agreement. The level of service rendered by Trust Co. throughout the term of this Agreement shall be provided to the reasonable satisfaction of CAC and in accordance with applicable Attachments.

2.3 COMPLIANCE. Trust Co. shall comply with ERISA, if applicable, and all federal and state laws, rules and regulations of all applicable regulatory authorities with respect to the conduct of its business, including ERISA, in the performance of the services rendered pursuant to this Agreement.


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2.4      INTERNAL CONTROLS. Trust Co. shall use due care to establish and maintain adequate internal controls over cash receipts, cash disbursements, accounting records and information about certificate holders, claimants and beneficiaries, including controls to assure that the confidentiality and integrity of records is maintained at all times. CAC may ask Trust Co. to modify procedures if CAC determines that changes are needed to adequately protect the records, including electronic records. Any such modifications will be subject to Trust Co.'s written agreement and may result in CAC being billed by Trust Co. for the time and expense of making any agreed upon modifications.

2.5 MAINTAINING RECORDS. All files and records maintained by Trust Co. in connection with this Agreement shall be maintained by Trust Co. during the term of this Agreement and for seven (7) years after this Agreement terminates. CAC will have the right to make and retain copies of the files and records, if copied by CAC while they are at Trust Co., at no charge. The cost of all other copies shall be borne by CAC.

2.6 AUTHORITY. Trust Co.'s authority shall not extend any further than is expressly stated in this Agreement, and no forbearance or neglect on the part of either CAC or Trust Co. shall be construed as a waiver of any terms of this Agreement or imply the existence of any authority not expressly granted herein.

2.7 REPORTS. Trust Co. shall provide CAC with such information and reports as CAC may reasonably need and request to respond to governmental requests for information and Trust Co. shall prepare all computations, evaluations, and reports required by CAC for the purpose of servicing the Contracts. Trust Co. reserves the right to charge a fee for these reports and the time and expense of special programming if it is required to generate the requested reports. CAC's prior written approval will be obtained for any such charges. In the event that CAC refuses to provide written consent to any such charges, Trust Co. reserves the right to refuse to make such changes.

2.8 ADVERTISING. All advertising for or descriptions of the Contract must be approved by CAC prior to use, including the content of any web site Trust Co. maintains that refers to the Contract or its administration. Language that has previously been approved by CAC may be used by Trust Co. again and in other material without obtaining approval.

2.9 COMPLAINT LOG. Trust Co. shall send copies of all written complaints received along with copies of all written responses to CAC so that CAC may maintain a complaint log in accordance with applicable state requirements.

2.10 INSURANCE. Trust Co. shall keep in full force and effect and maintain at its own expense Fidelity Insurance and Errors and Omissions Insurance in an amount not less than $250,000. It shall promptly notify CAC if such insurance is cancelled or terminated.

                          3. ADMINISTRATIVE SERVICES

3.1      Trust Co. shall provide the following administrative services
         ("Services"):

                  Enrollments in conjunction with the Jt. Board's Office.

                  Deposits


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                  Unit Value Updates - as provided by CAC

                  Withdrawals

                  Transfers

                  Loan Issuances

                  Loan Repayments

                  Loan Defaults

                  Maturity processing

                  Charges Paid to Jt. Board

                  Position Reconciliation

                  Cash Reconciliation

                  Participant Reporting

                  Jt. Board Reporting

                  CAC Reporting

                  Billing to CAC

                  Billing to Jt. Board

                  1099 Tax Reporting

                  Data Conversion

                  Any other such services as provided under the Contracts

CAC shall provide the following to Trust Co. on a daily basis:

                  Unit values of all daily priced cusips, to be supplied prior to 5 p.m. PST.

                  Daily position file including all purchases, exchanges and withdrawals.

                  Daily trade confirmation file showing all purchases, withdrawals or exchanges that were processed by CAC.

                  For cusips that have a fixed interest rate, a daily unit value equivalent to such interest rate.


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In performing said Services, Trust Co. shall exercise commercially reasonable care and diligence and shall follow professional standards in performing Services in a prompt and efficient manner.


In exchange for the proper performance of these services, and other duties set forth in this Agreement, CAC shall pay to Trust Co. each year a sum equal to five basis points (0.05%) of the assets held under the Contracts. This amount shall be payable quarterly.

                           4. TRUST ACCOUNT DEPOSITS

4.1      Trust Co. is authorized to receive account deposits.

4.2 Trust Co. shall establish a 3 trust accounts for all Contract deposits. It will designate these accounts as the Joint Retirement Board of Conservative Judaism Current Contract, Joint Retirement Board of Conservative Judaism Original Contract and Joint Retirement Board of Conservative Judaism Canadian Contract The Trust Account must be operational before the date Trust Co. receives the first deposit.

4.3 Trust Co. must make all deposits to the Trust Account within twenty-four (24) hours of receiving them.

4.4 Trust Co. shall maintain records clearly recording the deposits in and withdrawals from the Trust Account and furnish copies of all such records relating to the Contracts to CAC upon request.

4.5 Trust Co. shall wire transfer the portion of funds in the Trust Account to CAC that are to be invested in CAC investments.

                            5. CAC'S RIGHT TO AUDIT

5.1 CAC, upon 15 days notice to Trust Co., may audit or copy Trust Co.'s books and records relating to this Agreement at Trust Co.'s facility during regular business hours. CAC and Trust Co. shall together review and evaluate Trust Co.'s operations and procedures in regard to this Agreement, and shall jointly develop and implement any necessary measures needed to satisfactorily assure the proper performance of Trust Co.

                                6. TERMINATION

6.1 This Agreement shall be for an initial term of one year and shall automatically renew for additional one-year periods unless terminated. This Agreement may be terminated by either party giving 90 days written notice of termination. The Agreement may be terminated by either party with 60 days prior notice if the other party to whom notice is given, or a controlling interest in the other party, is purchased by another organization,


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         individual or group. The Agreement may also be mutually terminated on any date mutually agreed upon by the parties.

                               7. INDEMNIFICATION

7.1 Trust Co. shall indemnify and hold CAC harmless from any and all liability, loss, damages, fines, penalties and costs, including reasonable expenses and reasonable attorneys' fees which CAC may sustain by reason of Trust Co.'s negligent actions or omissions, or its willful misconduct in carrying out its responsibilities as set forth in this Agreement. CAC shall indemnify and hold Trust Co. harmless from any and all liability, loss, damages, fines, penalties and costs, including reasonable expenses and reasonable attorneys' fees which Trust Co. may sustain by reason of CAC's negligent actions or omissions, or its willful misconduct in carrying out its responsibilities as set forth in this Agreement.

                     8. ARBITRATION AND DISPUTE RESOLUTION

8.1 In the event of any dispute arising out of or relating to this Agreement the parties shall attempt in good faith to resolve the dispute promptly by negotiations between executives who have authority to settle the controversy. If the matter cannot be mutually resolved, either party may submit it to arbitration which shall be conducted under the rules of the American Arbitration Association. Three arbitrators shall be appointed, one by each party, and the third by the other two arbitrators. Arbitration proceedings shall be conducted in Chicago, Illinois.

                             9. GENERAL PROVISIONS

9.1 Entire Agreement. This Agreement, including any attachments and amendments, constitutes the entire Agreement between the parties with respect to this subject matter.

9.2 Amendments. Any Amendment or modification to this Agreement shall be in writing and signed by officers of both parties, authorized to do so.

9.3 Third Party Beneficiaries. This Agreement has been entered into for the sole benefit of CAC and Trust Co. and in no event shall any third party beneficiaries be created thereby.

9.4 Notices. Any notice required to be given under the terms and provisions of this Agreement shall be in writing and shall be sent by first class mail, postage prepaid, to the parties at the addresses shown below or to the most current business addresses of the parties.


                  Continental Assurance Company

                  CNA Plaza


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                  Chicago, Illinois   60685

                  Attn:  Kenneth Mandell


                  CNA Trust Company

                  3080 South Bristol Street

                  Costa Mesa, California  92626

                  Attn:  Renate Renfro

9.5 Assignment or Delegation of Authority. Trust Co. may not assign or delegate any of its duties or obligations under the Agreement to any person, firm, or entity without CAC's specific written prior approval.

9.6 Licenses. Trust Co. is and shall remain and its employees, agents, and representatives, are or shall become licensed in whatever capacity required by Regulators of those jurisdictions requiring licensing in whatever capacity required by Regulators of those jurisdictions requiring licensing to perform Trust Co.'s responsibilities under this Agreement. Trust Co. shall bear all costs related to its own licensing unless there are additional license requirements as a result of this contract. Trust Co. shall remain in substantial compliance with all laws and regulations applicable to its performance under this Agreement.

9.7 This Agreement shall be construed and enforced according to the laws of the State of Illinois. Any actions or disputes involving this Agreement shall be brought in the U.S. District Court for the Northern District of Illinois or the Circuit Court of Cook County, if the U.S. District Court does not have jurisdiction.

9.8 Relationship of the Parties. Trust Co. and CAC are each acting under this Agreement as an independent contractor and not as an employee, joint venturer or partner of the other.


Trust Co. and CAC have caused this Agreement to be effective November 1, 2002.


         Continental Assurance Company       CNA Trust Company


         By /s/Kelley Buchanan               By /s/Roni Renfro
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         Title: Senior Vice President        Title: President
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         Date 11/21/02                       Date 11/22/02
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